Filed by ProsoftTraining

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Trinity Learning Corporation

Securities Act File No. 333-116339

Contact: Investor Relations ProsoftTraining 602-794-4101 investors@prosofttraining.com

Phoenix, Arizona – June 14, 2004 - ProsoftTraining (NASDAQ: POSO) released a corrected version of its April 30, 2004 financial results, which is set forth in full below. The changes to the earlier release are entirely related to the accounting treatment of $0.07 million of merger-related expenses during the period. The company has determined to expense such amounts in the quarterly period rather than defer the recognition of the expenses. This change had no impact on previously released earnings per share amounts, cash balances, or prior period results.

The corrected release reads:

ProsoftTraining Reports Third Quarter Fiscal 2004 Results

ProsoftTraining (NASDAQ: POSO) today reported financial results for its third fiscal quarter ended April 30, 2004.

Revenues for the third quarter of fiscal 2004 were $1.97 million, compared to $2.70 million in the previous year’s third quarter. Net loss for the third quarter of fiscal 2004 was $0.53 million or $0.02 per share, compared to net income of $0.36 million or $0.01 per share for the third quarter of fiscal 2003.

Revenues for the first nine months of fiscal 2004 were $6.30 million, compared to $9.26 million in the previous year’s first nine months. Net loss for the first nine months of fiscal 2004 was $0.93 million or $0.04 per share, compared to a net loss of $2.47 million or $0.10 per share for the first nine months of fiscal 2003.

Q3 Fiscal 2004 Results

“Revenue remained flat quarter-over-quarter as a result of a weak overall environment for technology training and certification. Our efforts in recent quarters have been to position our product offerings toward the academic sector in an effort to reduce our dependence on corporate purchasing activity. We remain committed to both markets, and believe that over time our actions will result in stronger revenue performance as the economy and spending in general continue to improve,” stated Robert Gwin, Prosoft’s chairman and CEO. “In addition, the results of the expense reduction and efficiency measures implemented over the past year are clearly evident in the substantially lower operating costs, the improved gross margin and the sharply reduced net loss per share relative to the prior year’s nine-month period.”

Gwin continued, “Our recent announcements demonstrate our continuing efforts to identify additional revenue growth opportunities despite the market environment we face, including those presented by our proposed merger with Trinity Learning Corporation. The filing of the Registration Statement on Form S-4 is indicative of the progress we are making toward completing the merger.”

Gross profit, as a percentage of revenue, was 66 percent for the third quarter of fiscal 2004, compared to 64 percent for the same quarter of the previous fiscal year, and 67 percent for the first nine months of fiscal 2004, compared to 59 percent in the previous year’s first six months.

Content development, sales and marketing, and general and administrative expenses were $1.64 million in the third quarter of fiscal 2004, compared to $1.50 million for the same quarter of the previous fiscal year, an increase of $0.14 million or 9 percent. Content development, sales and marketing, and general and administrative expenses were $4.53 million for the first nine months of fiscal 2004, compared to $7.41 million in the previous year’s first nine months, a reduction of $2.88 million or 39 percent.

The cash balance at April 30, 2004, was $0.68 million, compared to $1.21 million for the previous quarter. During the recent quarter, approximately $0.08 million of cash was used on merger-related activities and approximately $0.09 million of additional cash expenditures were related to non-recurring general and administrative items. Days sales outstanding of receivables were at 33 days, consistent with recent performance.

Q3 Fiscal 2004 Results

About ProsoftTraining

ProsoftTraining (Nasdaq: POSO) offers content and certifications to enable individuals to develop and validate critical Information and Communications Technology (ICT) workforce skills. Prosoft is a leader in the workforce development arena, working with state and local governments and school districts to provide ICT education solutions for high school and community college students. Prosoft has created and distributes a complete library of classroom and e-learning courses. Prosoft distributes its content through its ComputerPREP division to individuals, schools, colleges, commercial training centers and corporations worldwide. Prosoft owns the CIW job-role certification program for Internet technologies and the CCNT (Certified in Convergent Network Technologies) certification, and manages the CTP (Convergence Technologies Professional) vendor-neutral certification for telecommunications. To find out more, visit www.ProsoftTraining.com, www.ComputerPREP.com, www.CIWcertified.com and www.CTPcertified.com.

Important Information about the Merger with Trinity Learning and Where to Find It

On June 10, 2004, Prosoft filed a Registration Statement on Form S-4 with the SEC containing a preliminary joint proxy statement/prospectus regarding the planned merger between Trinity Learning and Prosoft. Investors and security holders of Trinity Learning and Prosoft are urged to read the registration statement and the preliminary joint proxy statement/prospectus, the definitive joint proxy statement/prospectus when it becomes available and any other materials filed by Prosoft or Trinity Learning with the SEC because they contain, or will contain, important information about Prosoft, Trinity Learning and the merger. The definitive joint proxy statement/prospectus will be sent to the security holders of Trinity Learning and Prosoft seeking their approval of the proposed transaction. The preliminary joint proxy statement/prospectus filed with the SEC on June 10, 2004, the definitive joint proxy statement/prospectus (when it becomes available), and any other documents filed by Prosoft or Trinity Learning with the SEC, may be obtained free of charge from the SEC Web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Prosoft by contacting Investor Relations at (602) 794-4101. Investors and security holders may obtain free copies of the documents filed with the SEC by Trinity Learning by contacting Investor Relations at (510) 540-9300. Investors and stockholders are urged to read the definitive joint proxy statement/prospectus when it becomes available before making any voting or investment decision with respect to the merger.

The officers and directors of Prosoft and Trinity Learning may have interests in the merger, some of which may differ from, or may be in addition to, those of the stockholders of Prosoft and Trinity Learning generally. In addition, Prosoft and Trinity Learning, their respective officers, directors and certain other members of their management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Prosoft and Trinity Learning in favor of the merger. Information about the officers and directors of Prosoft and Trinity Learning, and the interests they may have in the merger, is available in the joint proxy statement/prospectus contained in the Registration Statement on Form S-4 of ProsoftTraining filed with the SEC on June 10, 2004.

A registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall

Q3 Fiscal 2004 Results

not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Forward-Looking Statements

Except for historical information contained herein, the matters discussed in this press release are statements of a forward-looking nature that are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include, without limitation, the Company’s dependence on the timely development, introduction and acceptance of courses, proprietary certifications and other products; the continued and improved penetration of the academic, learning center and corporate markets; the maintenance and growth of monthly revenue levels; the success of new initiatives; the ability to continue to manage costs effectively; the ability to maintain the workforce at appropriate levels and retain and compensate executive management at levels commensurate with revenues; the ability to maintain sufficient operational liquidity and cash resources; the ability of the Company to maintain its NASDAQ SmallCap listing; the effect of changing economic conditions; the acceptance of ICT certifications in general; and the other risks and uncertainties outlined in the Company’s filings with the Securities and Exchange Commission, including, but not limited to, the Company’s Annual Report on Form 10-K. The Company undertakes no obligation to update this forward-looking information.

Factors relating to the proposed merger with Trinity Learning that that could cause actual results to differ materially from those projected include, without limitation: (i) the potential for the transaction disclosed herein to fail to close due to (a) the decision by the stockholders of either or both companies to reject the transaction, (b) the failure by either or both companies to receive all legal and regulatory approvals necessary to complete the transaction, or (c) for any other reason including or not including those identified herein; (ii) the benefits of the transaction, disclosed or undisclosed herein, to either company failing to materialize to the degree expected or not at all; (iii) the terms of the proposed transaction changing to a material degree prior to closing; (iv) the potential value of either company changing significantly as a result of this announcement or any subsequent event; (v) the inability of management to successfully integrate the operations of the two companies; (vi) the inability of the combined companies to achieve expected growth in revenues or expected improvements in operating results; (vii) the inability of the companies to raise enough capital necessary to grow or sustain operations following or prior to closing of the proposed transaction; (viii) the business, operating and financial risks specific to each of ProsoftTraining and Trinity Learning Corporation whether or not disclosed previously by either company; and (ix) the other risks and uncertainties specific to each of ProsoftTraining and Trinity Learning Corporation, as outlined in the companies’ filings with the Securities and Exchange Commission, including but not limited to the companies’ Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, and the Registration Statement on Form S-4 filed by ProsoftTraining on June 10, 2004. Neither ProsoftTraining nor Trinity Learning Corporation undertakes any obligation to update this forward-looking information or any other information related to the proposed transaction unless required by laws or regulations covering such transactions.

# # #

Q3 Fiscal 2004 Results

ProsoftTraining and Subsidiaries

Consolidated Statements of Operations

(In thousands, except per share data)

(Unaudited)

	Three Months Ended April 30,		Nine Months Ended April 30,
	2004	2003	2004	2003
Revenues:
Content	$1,552	$2,023	$4,929	$7,235
Certification	416	663	1,366	1,936
Services	—	10	—	85

Total revenues	1,968	2,696	6,295	9,256

Costs and expenses:
Costs of revenues	662	966	2,093	3,802
Content development	147	293	443	1,250
Sales and marketing	704	616	2,009	2,806
General and administrative	792	592	2,078	3,356
Depreciation and amortization	121	165	375	666
Gain on settlement of liability	—	(370)	—	(370)

Total costs and expenses	2,426	2,262	6,998	11,510

(Loss) income from operations	(458)	434	(703)	(2,254)

Interest expense, net	(76)	(73)	(227)	(211)

Net (loss) income	$(534)	$361	$(930)	$(2,465)

Net (loss) income per share:
Basic and diluted	$(0.02)	$0.01	$(0.04)	$(0.10)

Weighted average shares outstanding:
Basic	24,229	24,209	24,216	24,203

Diluted	24,229	24,695	24,216	24,203

Q3 Fiscal 2004 Results

ProsoftTraining and Subsidiaries

Consolidated Balance Sheets

(In thousands, except share data)

	April 30, 2004	July 31, 2003
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$680	$1,567
Accounts receivable, net	704	1,023
Prepaid expenses and other current assets	133	157

Total current assets	1,517	2,747
Property and equipment, net	325	483
Goodwill, net	6,745	6,745
Licenses, net	294	486
Other	99	118

Total assets	$8,980	$10,579

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$602	$1,061
Accrued expenses	621	826
Current portion of capital lease obligations	61	54
Other	11	255

Total current liabilities	1,295	2,196
Long-term debt	3,189	2,968
Obligations under capital leases, net of current portion	33	64

Total liabilities	4,517	5,228

Stockholders’ equity:
Common shares, par value $.001 per share; authorized shares: 75,000,000; issued: 24,321,326 shares	24	24
Additional paid-in capital	104,436	104,422
Accumulated deficit	(100,091)	(99,161)
Accumulated other comprehensive income	169	141
Less common stock in treasury, at cost: 11,912 shares	(75)	(75)

Total stockholders’ equity	4,463	5,351

Total liabilities and stockholders’ equity	$8,980	$10,579